OMB APPROVAL OMB Number: 3235-0287 Expires: February 28, 2011 Estimated average burden hours per response………11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.______3______)

Gammon Gold Inc.
(Name of Issuer)

Common Shares, No Par Value
(Title of Class of Securities)

36467T106
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

__________

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No	36467T106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Libra Advisors, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

6,872,568

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

6,872,568

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,872,568

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.0%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
CUSIP No	36467T106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ranjan Tandon

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

6,872,568

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

6,872,568

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,872,568

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.0%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

36467T106

Item 1.	(a).	Name of Issuer:

Gammon Gold Inc.

(b).	Address of issuer's principal executive offices:

1701 Hollis Street Suite 400, Founders Square, PO Box 2067 Halifax, Nova Scotia B3J 2Z1 Canada

Item 2.	(a)-(c).	Name of person filing, principal business address and citizenship:

Libra Advisors, LLC
909 Third Avenue
29th Floor
New York, New York 10022
New York limited liability company

Ranjan Tandon, Managing Member of Libra Advisors, LLC
909 Third Avenue
29th Floor
New York, New York 10022
United States of America

(d).	Title of class of securities:

Common Shares, No Par Value

(e).	CUSIP No.:

36467T106

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

6,872,568 shares deemed beneficially owned by Libra Advisors, LLC; 6,872,568 shares deemed beneficially owned by Ranjan Tandon.

(b)	Percent of class:

5.0% deemed beneficially owned by Libra Advisors, LLC; 5.0% deemed beneficially owned by Ranjan Tandon.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote
Libra Advisors, LLC: 0 Ranjan Tandon: 0
(ii)	Shared power to vote or to direct the vote
Libra Advisors, LLC: 6,872,568 Ranjan Tandon: 6,872,568

(iii)	Sole power to dispose or to direct the disposition of
Libra Advisors, LLC: 0 Ranjan Tandon: 0
(iv)	Shared power to dispose or to direct the disposition of
Libra Advisors, LLC: 6,872,568 Ranjan Tandon: 6,872,568

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Not applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

The shares reported herein are held in the accounts of two private investment funds (the "Funds"), the investments of which are managed by Libra Advisors, LLC of which Ranjan Tandon is the managing member.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2010
(Date)

/s/ Libra Advisors, LLC*
(Signature)

By: /s/ Ranjan Tandon
(Signature)
Ranjan Tandon/Managing Member
(Name/Title)

By: /s/ Ranjan Tandon*
(Signature)
Ranjan Tandon
(Name/Title)

* The Reporting Persons disclaim beneficial ownership in the Common Shares, except to the extent of his or its pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13G dated February 16, 2010 relating to the Common Shares, No Par Value of Gammon Gold Inc. shall be filed on behalf of the undersigned.

/s/ Libra Advisors, LLC
(Signature)

By: /s/ Ranjan Tandon
(Signature)
Ranjan Tandon/Managing Member
(Name/Title)

By: /s/ Ranjan Tandon
(Signature)
Ranjan Tandon
(Name/Title)

SK 03784 0001 1068260